File No. 70-9135



CERTIFICATE OF NOTIFICATION

	(Rule 24)

	to the

	SECURITIES AND EXCHANGE COMMISSION

	by

	YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)


It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 30, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

During the quarter ended September 30, 2001, Yankee Atomic made no new money borrowings and had no short-term debt outstanding.


  	SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

YANKEE ATOMIC ELECTRIC COMPANY


S/ Merrill Atkins
__________________________________
Merrill Atkins
Clerk


Date:  October 30, 2001